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                          [THE NORTH FACE LETTERHEAD]

                                  July 20, 1998


To Our Stockholders:

     Your Board of Directors has declared a dividend distribution of Preferred Shares Purchase Rights. This letter describes the Preferred Shares Purchase Rights Plan and the Board's reasons for adopting it. The accompanying Summary of Terms describes the terms of the Rights as set forth in the Rights Plan.

     The Rights are designed to protect and maximize the value of your interest in the Company. We believe that the Rights Plan, while not intending to prevent a takeover, will provide protection to you, our stockholders, from the abusive and coercive tactics that often occur in takeover attempts.

     The Rights contain provisions to protect stockholders in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all stockholders equally. These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice. With over 2,000 other companies having established rights plans to protect stockholders, we consider the Rights Plan to be the best available means of protecting the full value of your investment in the Company, while not preventing a fair acquisition offer for the Company.

     The Rights will initially trade with shares of the Company's Common Stock and have no impact on the way in which you can presently trade the Company's shares. As explained in detail in the attached Summary of Rights, the Rights are not exercisable until ten days after a person or group announces acquisition of 15% or more of the Company's outstanding Common Stock or the commencement of a tender offer which would result in ownership of the person or group of 15% or more of the outstanding Common Stock.

     In implementing this Rights Plan, we have exercised our continued confidence in the Company's future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                   On behalf of the Board of Directors,



                                   -------------------------------------------
                                   James Fifield
                                   Chief Executive Officer and Director

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                        PROPOSED STOCKHOLDER RIGHTS PLAN
                             THE NORTH FACE, INC.

                               SUMMARY OF RIGHTS


DISTRIBUTION AND          The Board of Directors has declared a dividend of one
TRANSFER OF RIGHTS;       Right for each share of The North Face, Inc. Common
RIGHTS CERTIFICATE:       Stock outstanding.  Prior to the Distribution Date
                          referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock.
                          After the Distribution Date, The North Face, Inc.
                          (the "COMPANY") will mail Rights certificates to the Company's stockholders and the Rights will become transferable apart from the Common Stock.

DISTRIBUTION DATE:        Rights will separate from the Common Stock and become
                          exercisable following the tenth day (or such later date as may be determined by a majority of the Directors not affiliated with the acquiring person or group (the "CONTINUING DIRECTORS")) after a person or group (a) acquires beneficial ownership of 15% or more of the Company's Common Stock or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.


PREFERRED STOCK           After the Distribution Date, each Right will entitle
PURCHASABLE UPON          the holder to purchase for $140.00 (the "EXERCISE
EXERCISE OF RIGHTS:       PRICE"), a fraction of a share of the Company's
                          Preferred Stock with economic terms similar to that of one share of the Company's Common Stock.

FLIP-IN: If an acquiror (an "ACQUIRING PERSON") obtains 15% or more of the Company's Common Stock (other than pursuant to a tender offer deemed adequate and in the best interests of the Company and its stockholders by the Board of Directors (a "PERMITTED OFFER")), THEN each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of the Company's Common Stock having a then current market value of twice the exercise price.

FLIP-OVER:                If, after the Shares Acquisition Date (defined
                          below), (a) the Company merges into another entity,
                          (b) an acquiring entity merges into the Company or
                          (c) the Company sells more than 50% of the Company's assets or earning power, THEN each Right (other than Rights owned by an Acquiring Person or its

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                          affiliates) will entitle the holder thereof to
                          purchase, for the exercise price, a number of shares of Common Stock of the person engaging in the transaction having a then current market value of twice the exercise price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

EXCHANGE PROVISION:       At any time after an event triggering the flip-in or
                          flip-over rights and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding
                          Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).


REDEMPTION OF             Rights will be redeemable at the Company's option for
THE RIGHTS:               $0.01 per Right at any time on or prior to the tenth
                          day (or such later date as may be determined by a majority of the Continuing Directors) after public announcement that a person has acquired beneficial ownership of 15% or more of the Company's Common
                          Stock (the "SHARES ACQUISITION DATE").


EXPIRATION OF             The Rights expire on the earliest of (a) July 6,
THE RIGHTS:               2008, (b) exchange or redemption of the Rights as
                          described above, or (c) consummation of a merger or consolidation resulting in expiration of the Rights as described above.

AMENDMENT OF              The terms of the Rights and the Rights Agreement may
TERMS OF RIGHTS:          be amended in any respect without the consent of the
                          Rights holders on or prior to the Distribution Date;
                          thereafter, the terms of the Rights and the Rights
                          Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring
                          Person).

VOTING RIGHTS:            Rights will not have any voting rights.

ANTI-DILUTION             Rights will have the benefit of certain customary
PROVISIONS:               anti-dilution provisions.

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TAXES:                    The Rights distribution should not be taxable for
                          federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

The foregoing is a summary of certain principal terms of the Stockholder Rights Plan only and is qualified in its entirety by reference to the detailed terms of the Rights Agreement dated as of July 6, 1998, between the Company and the Rights Agent.

THE RIGHTS PRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE PREFERRED SHARES RIGHTS AGREEMENT BETWEEN THE NORTH FACE, INC. AND AMERICAN STOCK TRANSFER & TRUST, CO. DATED AS OF JULY 6, 1998.